Will H. Cai +852 3758 1210 wcai@cooley.com

March 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Heather Clark Mr. Kevin Stertzel Mr. Alex King Ms. Erin Purnell

Re:	TOYO Co., Ltd Amendment No. 1 to Registration Statement on Form F-4 Filed March 19, 2024 File No. 333-277779

Ladies and Gentlemen:

On behalf of our client, TOYO Co., Ltd (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 21, 2024 (the “Comment Letter”), relating to the Amendment No. 1 to Registration Statement on Form F-4 (the “Amendment No. 1”). In response to the comments set forth in the Comment Letter, the Company is publicly filing its Amendment No. 2 to the Registration Statement on Form F-4 (the “Amendment No. 2”) and certain exhibits via EDGAR with this response letter.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Amendment No. 2. Capitalized terms used but not defined herein are used herein as defined in the Amendment No. 2.

Amendment 1 to Form F-4

Unaudited Pro Forma Combined Balance Sheet, page 152

1.	We note your response prior comment 3 and reissue the comment in its entirety. Please note that the balance sheet represents a point in time (i.e. June 30, 2023) and pro forma balance sheets are meant to represent the balance sheet as if certain transactions had occurred at that point in time. Therefore, if the extension notes, working capital loans, and Fuji expenses notes occurred at June 30, 2023, those liabilities would be reflected in the pro forma balance sheet at that point in time. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 152, 153 and 154 of the Amendment No. 2.

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

March 22, 2024

2.	Your response to comment 3 indicates that you have adjustments for conversion of Class B shares into Class A shares. In this regard, we note adjustment (k) which reflects the conversion of 400,000 Class B shares into Class A shares by Fuji Solar. Given that page F-53 states that 700,000 Class B shares were converted to Class A shares by Fuji Solar and another shareholder, please clarify where the other 300,000 conversion is reflected in the pro forma statement of operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 153 and 154 of the Amendment No. 2.

*    *    *

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Junsei Ryu, Chief Executive Officer, Vietnam Sunergy Cell Company Limited
Liang Shi, Chief Executive Officer, Blue World Acquisition Corporation
Ruomu Li, Esq., Partner, Cooley LLP
Reid S. Hooper, Esq., Cooley LLP
Er (Arila) Zhou, Esq., Partner, Robinson & Cole LLP
Ze’-ev D. Eiger, Esq., Partner, Robinson & Cole LLP

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F:+852 3014 7818 cooley.com